SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  Dynegy Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   26817G300
                                 (CUSIP Number)

                               Keith L. Schaitkin
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 16, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 8, 2010 by the Reporting Persons (the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Dynegy Inc. (the "Issuer") and as amended by Amendment Number One, Amendment Number Two, Amendment Number Three and Amendment Number Four, is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by adding the following:

     On November 16, 2010, Carl C. Icahn, a representative of the Reporting Persons, issued a press release relating to the Issuer. A copy of the press release is attached hereto as Exhibit I.

Item 7. Material to be Filed as Exhibits.

     Exhibit I.  Press Release dated November 16, 2010.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November  16,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


     By:  /s/ Daniel  Ninivaggi
          ---------------------
          Name:  Daniel  Ninivaggi
          Title:  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






         [Signature Page of Schedule 13D Amendment No. 5 - Dynegy Inc.]

                                   EXHIBIT I
                                   ---------

                       ICAHN REMAINS OPPOSED TO PROPOSED
                             BLACKSTONE ACQUISITION
                                       OF
                                     DYNEGY
                               At $5.00 per share


New York, New York
November 16, 2010


CARL ICAHN TODAY RELEASED THIS STATEMENT, INDICATING THAT HE WILL BE VOTING AGAINST THE PROPOSED ACQUISITION OF DYNEGY BY BLACKSTONE FOR THE FOLLOWING
REASONS:

     - I believe that, even at $5.00 per share, the proposed Blackstone acquisition undervalues Dynegy. Today's $.50 per share increase, coming only one day after Blackstone stated that the $4.50 price is "a full and fair valuation" reassures my belief that the Dynegy/Blackstone transaction leaves too much shareholder value on the table for Blackstone. I have also considered that in a November 15, 2010 report JP Morgan stated that it is "introducing a December 2011 price target of $7, up from our prior December price target of $5.00."

     - Under the merger agreement between Dynegy and Blackstone, Blackstone was granted the right to match a superior offer, and to enter into an exclusive arrangement with NRG, who before that time had been directly negotiating a potential transaction with Dynegy. Blackstone was also given expenses and breakup fees worth over 11% of the shareholder consideration. In my opinion, all of these features of the proposed Dynegy/Blackstone transactions acted to discourage other potential bidders, reduce the value to be received by shareholders and strengthen my resolve to vote "no". I believe that if the transaction is voted down, then in a new, open process, many bids would emerge for Dynegy assets, and I may myself be a bidder - - something I would not have done in the restrictive context of the Dynegy/Blackstone transaction, with its unprecedented breakup fee.

     - I am not concerned about supposed "liquidity" issues at Dynegy and continue to stand by my previously announced proposal to make financing available to Dynegy.

For the above reasons, I plan to vote against this deal and go back to the drawing board at Dynegy. I would then seek to press Dynegy to begin a new, open process to sell its assets, free of the elements that, in my opinion, have led to the undervalued proposal now before shareholders.


Contact:  Susan  Gordon
          212-702-4309